As filed with the Securities and Exchange Commission on May 6, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

PHILLIPS EDISON GROCERY CENTER REIT I, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

71844V 102

(CUSIP Number of Class of Securities)

Jeffrey S. Edison

Chief Executive Officer and Chairman

Phillips Edison Grocery Center REIT I, Inc.

11501 Northlake Drive

Cincinnati, Ohio 45249

(513) 554-1110

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Robert H. Bergdolt, Esq.

Andrew M. Davisson, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee*:
$55,800,000 (a)	$5,619.06 (b)

(a)	Calculated as the maximum aggregate purchase price to be paid for shares of unclassified common stock.

(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $100.70 per million of the aggregate amount of cash offered by the Company.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,619.06

Form or Registration No.: 005-87398

Filing Party: Phillips Edison Grocery Center REIT I, Inc.

Date Filed: April 25, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1. ☑ issuer tender offer subject to Rule 13e-4.	☐ going-private transaction subject to Rule 13e-3. ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on April 25, 2016 (collectively with Amendment No. 1, the “Schedule TO”) by Phillips Edison Grocery Center REIT I, Inc., a Maryland corporation (the “Company”), to purchase for cash up to 9,300,000 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to, but not more than, 2% of the Company’s outstanding Shares (resulting in a commensurate increase in the dollar volume by up to approximately $22.0 million) without amending or extending the offer in accordance with rules promulgated by the Securities and Exchange Commission, at a purchase price of $6.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2016, and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(i) and (a)(ii), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Items 1 through 11.

Amendments to Clarify the Timing of Proration

The second paragraph below the heading “How many Shares will the Company purchase? What will be the form of payment?” in the Summary Term Sheet of the Offer to Purchase is hereby replaced with the following:

We will announce the preliminary results of the Offer through an amendment to the Schedule TO, including the expected proration factor, and pay the Purchase Price in cash, less any applicable withholding taxes and without interest, for the Shares we accept for payment promptly after the Expiration Date. If we are required to pro rate, however, we will calculate the final proration factor and begin paying for Shares accepted for payment no later than five business days after the Expiration Date.

The fourth paragraph below the heading “What if stockholders tender more than 9,300,000 Shares?” in the Summary Term Sheet of the Offer to Purchase is hereby replaced with the following:

If we are required to pro rate, the Paying Agent will determine the proration factor promptly following the Expiration Date. The proration factor will be based on the ratio of (a) 9,300,000 (or, if we increase the number of Shares accepted for payment in the Offer as described above, the increased aggregate number of Shares to be purchased pursuant to the Offer) minus the aggregate number of Shares to be purchased from odd lot holders to (b) the total number of Shares properly tendered and not properly withdrawn by all stockholders (other than odd lot holders), with appropriate adjustments to avoid the purchase of fractional Shares. The number of Shares accepted for purchase for each stockholder (other than odd lot holders) will equal the number of Shares validly tendered by each stockholder multiplied by the proration factor. We will announce the final proration factor and commence payment for any Shares purchased pursuant to the Offer no later than five business days after the Expiration Date. The preliminary results of any proration will be announced through the public filing of an amendment to the Schedule TO as promptly as practicable after the Expiration Date.

The paragraph under the sub-heading “Proration.” under Section 1 of “The Offer” in the Offer to Purchase is hereby replaced with:

Proration. The Paying Agent will determine the proration factor following the Expiration Date, if required. Subject to adjustments to avoid the purchase of fractional Shares, the proration factor will be based on the ratio of (i) 9,300,000 (or, if we increase the number of Shares accepted for payment in the Offer as described above, the increased aggregate number of Shares to be purchased pursuant to the Offer) minus the aggregate number of Shares to be purchased from Odd Lot Holders to (ii) the total number of Shares properly tendered and not properly withdrawn by all stockholders (other than Odd Lot Holders). The number of Shares accepted for purchase for each stockholder (other than Odd Lot Holders) will equal the number of Shares validly tendered by each stockholder multiplied by the proration factor. We will announce the final proration factor and commence payment for any Shares purchased pursuant to the Offer no later than five business days after the Expiration Date. The preliminary results of any proration will be announced through the public filing of an amendment to the Schedule TO as promptly as practicable after the Expiration Date.

The third paragraph under Section 5 of “The Offer” in the Offer to Purchase is hereby replaced with:

If we are required to pro rate, the Paying Agent will determine the proration factor and pay for those tendered Shares accepted for payment promptly after the Expiration Date. We will announce the final proration factor and commence payment for any Shares purchased pursuant to the Offer no later than five business days after the Expiration Date. Payment for Shares purchased pursuant to the Offer will not occur on any date on which a dividend distribution is paid by the Company. All Shares tendered and not purchased due to proration will be returned to the tendering stockholders.

Item 12. Exhibits.

The Exhibit Index appearing after the signature page hereto is incorporated by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: May 6, 2016	Phillips Edison Grocery Center REIT I, Inc.

	By:	/s/ R. Mark Addy
R. Mark Addy President and Chief Operating Officer

EXHIBIT INDEX

(a)(i)*	Offer to Purchase, dated April 25, 2016

(a)(ii)*	Form of Letter of Transmittal (including Instructions to Letter of Transmittal and Odd Lot Certification Form)

(a)(iii)*	Text of Letter to Stockholders

(a)(iv)*	Text of Letter to Financial Advisors

(a)(v)*	Buckslip Provided to Stockholders Requesting Redemptions of Shares Under Share Repurchase Program

(a)(vi)*	Excerpt of disclosure from Current Report on Form 8-K regarding the share repurchase program

(a)(vii)	Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on April 25, 2016, incorporated herein by reference

(b)(i)	Credit Agreement among the Company (f/k/a Phillips Edison - ARC Shopping Center REIT Inc.), Phillips Edison Grocery Center Operating Partnership I, L.P. (f/k/a Phillips Edison - ARC Shopping Center Operating Partnership, L.P.), Bank of America, N.A., KeyBank National Association and CitiBank, N.A. dated December 18, 2013 (incorporated by reference to Exhibit 10.34 to the Company’s Annual Report on Form 10-K filed March 13, 2014)

(b)(ii)	Second Amendment to Credit Agreement and Waiver, dated November 17, 2014, among the Company (f/k/a Phillips Edison - ARC Shopping Center REIT Inc.), Phillips Edison Grocery Center Operating Partnership I, L.P. (f/k/a Phillips Edison - ARC Shopping Center Operating Partnership, L.P.), the Lenders party thereto, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K filed March 9, 2015)

(b)(iii)	Third Amendment to Credit Agreement by and among the Company (f/k/a Phillips Edison - ARC Shopping Center REIT Inc.), Phillips Edison Grocery Center Operating Partnership I, L.P. (f/k/a Phillips Edison - ARC Shopping Center Operating Partnership, L.P.), the Lenders party thereto, and Bank of America, N.A., as administrative agent, dated September 15, 2015 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed November 12, 2015)

(d)(i)	Amended and Restated Dividend Reinvestment Plan (incorporated by reference to Appendix A to the prospectus dated February 12, 2016 included in the Company’s Registration Statement on Form S-3 (No. 333-209506) filed February 12, 2016)

(d)(ii)	Amended Share Repurchase Program (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed October 5, 2011)

(d)(iii)	Second Amended and Restated Share Repurchase Program (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed April 15, 2016)

(d)(iv)	Advisory Agreement by and between the Company and Phillips Edison NTR LLC, dated December 3, 2014 (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K filed March 9, 2015)

(d)(v)	First Amendment to Advisory Agreement by and between the Company and Phillips Edison NTR LLC, dated October 1, 2015 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed November 12, 2015)

(d)(vi)	Second Amendment to Advisory Agreement by and between the Company and Phillips Edison NTR LLC, dated November 3, 2015 (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K filed March 3, 2016)

(d)(vii)	Second Amended and Restated Agreement of Limited Partnership of Phillips Edison Grocery Center Operating Partnership I, L.P. (f/k/a Phillips Edison - ARC Shopping Center Operating Partnership, L.P.), dated December 1, 2014 (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 10-K filed March 9, 2015)

(d)(viii)	First Amendment to Second Amended and Restated Agreement of Limited Partnership of Phillips Edison Grocery Center Operating Partnership I, L.P. (f/k/a Phillips Edison - ARC Shopping Center Operating Partnership, L.P.), dated October 1, 2015 (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q filed November 12, 2015)

(g)	None.

(h)	None.

*	Previously filed.